Exhibit 99.1
Ferrari 2015 Full Year and Q4 Preliminary Results
as Reported by FCA

Maranello (Italy), January 27, 2016 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari”) announced today that the Q4 and Full year 2015 earnings announcement published today by Fiat Chrysler Automobiles N.V. (NYSE:FCAU / MTA:FCA) (“FCA”), included certain information regarding the results of Ferrari, part of the FCA group until the end of 2015. Ferrari will separately report its Q4 and full year 2015 financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union, after those results have been approved by Ferrari’s Board of Directors at a meeting which is scheduled for February 2, 2016. The financial information regarding Ferrari reported by FCA and set forth below, is not necessarily consistent with the financial information that will be reported by Ferrari as the FCA reported financial information reflect internal allocations and eliminations between the FCA Group and the Ferrari Group that will not be applied by Ferrari in presenting its stand-alone consolidated financial information, as well as a different definition of Net Debt from which Net Industrial Debt (not a financial metric reported by Ferrari) is determined.

Ferrari Financial Information as reported by FCA:

For the three months ended December 31,			(€ in million)	For the twelve months ended December 31,
2015	2014	Variance		2015	2014	Variance
685	664	21	Net revenues	2,596	2,450	146
109	115	(6)	Adjusted EBIT*	473	404	69
55	84	(29)	Net profit	284	273	11

*refer to specific note on Non-GAAP financial measures

Ferrari N.V.
Amsterdam, The Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello (MO), Italy
Dutch trade registration number:
64060977

(€ in million)	Dec. 31, 2015
Net Industrial Debt*	(963)
*refer to specific note on Non-GAAP financial measures

On February 2, 2016, at 4.30 p.m. CET, Ferrari management will hold a conference call to present the Q4 and full year 2015 financial results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website http://corporate.ferrari.com. The supporting document will be made available on the website prior to the call.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes, exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; the Group’s low volume strategy; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; changes in client preferences and automotive trends; changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; competition in the luxury high performance automobile industry; reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; exchange rate fluctuations, interest rate changes, credit risk and other market risks; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders and other factors discussed elsewhere in this document.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

Contacts:

Media        Investor Relations
Nicoletta Russo
+39 05 36 94 96 95
nicoletta.russo@ferrari.com

Non-GAAP financial measures
Operations are monitored through the use of various Non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of our financial performance which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Adjusted EBIT as defined by Ferrari: represents EBIT as adjusted for income and costs which are significant in nature but expected to occur infrequently.

Adjusted EBIT as defined by FCA: Adjusted Earnings Before Interest and Taxes is computed starting from EBIT and then adjusting to exclude gains and losses on the disposals of investments, restructuring, impairments, asset write-offs and other unusual items that are considered rare or discrete events that are infrequent in nature.

Net Cash /(Net Debt) as defined by Ferrari: cash and cash equivalents plus cash deposits in FCA Group cash management pools less debt.

Net Industrial Debt as defined by FCA: Net Industrial Debt is computed as debt plus other financial liabilities related to Industrial Activities less (i) cash and cash equivalents, (ii) short-term securities, (iii) short-term financial receivables towards Group’s financial entities or jointly controlled financial services entities and (iv) other financial assets. Therefore, debt, cash and other financial assets/liabilities pertaining to Financial Services entities are excluded from the computation of Net Industrial Debt.

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